Filed pursuant to Rule 433
Registration No. 333-138799
Relating to Prospectus Supplement,
dated November 29, 2006
FINAL TERM SHEET
November 29, 2006

Issuer:	Province of Manitoba
Expected Ratings:	Aa1(stable)/AA-(positive)
Format:	SEC Registered Global Offering
Ranking:	Direct, unconditional debt
Size:	U.S.$500,000,000
Trade Date:	November 29, 2006
Settlement Date:	December 6, 2006
Maturity:	December 6, 2016
Interest Payment Dates:	June 6 and December 6
First Payment Date:	June 6, 2007
Spread to Benchmark:	T + 40 bps
Benchmark Treasury:	4 5/8% due November 2016
UST Spot:	100-29+/4.509%
Yield:	4.909%
Coupon:	4.90% payable semi-annually
Price:	99.93%
Day Count:	30/360
Minimum Denominations:	U.S.$1,000 x U.S.$1,000
Joint Lead Managers:	CIBC World Markets Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated National Bank Financial Inc.
Co-managers:	RBC Capital Markets Corporation
TD Securities (USA) LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.
Bank of Montreal, London Branch
Casgrain & Company (USA) Limited
Listing and Admission to Trading:	Admission to UKLA’s Official List and to trading on London Stock Exchange’s regulated market may be completed following settlement.
Governing Law:	Province of Manitoba and Canada
Prospectus and Prospectus Supplement:	http://sec.gov/Archives/edgar/data/826926/00009095 6706001878/o33897e424b3.htm
Stabilization:	Reg M/FSA

European Economic Area Legends:	If and to the extent that this announcement is communicated in, or the offer of the debentures to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a “Relevant Member State”) (together with any applicable implementing measures in each Relevant Member State, the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

This is not a prospectus under the Prospectus Directive but an advertisement as defined in the Prospectus Directive and investors in the EEA should not subscribe for or purchase debentures once admitted to trading on the London Stock Exchange plc’s regulated market except on the basis of information in the Listing Prospectus (as defined below). The Province intends to file a single prospectus (the “Listing Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 as amended for the purpose of having the debentures admitted to trading on the London Stock Exchange plc’s regulated market as soon as possible after closing of this issue. Once approved, the Listing Prospectus will be published in accordance with the Prospectus Directive and investors will be able to view the Listing Prospectus on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/en-gb/pricesnew s/marketnews/ under the name of “Province of Manitoba” and the headline “Publication of Prospectus” and will be available for inspection during normal business hours at the office of Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, and copies can be obtained without charge from the office of Department of Finance, Treasury Division, Room 9, Legislative Building, Winnipeg, Manitoba, Canada R3C 0V8.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The debentures are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such debentures will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-800-248-3580.